CANADIAN NATURAL RESOURCES LIMITED
REPORTS VOTING RESULTS AT ANNUAL GENERAL MEETING
CALGARY, ALBERTA – MAY 11, 2020 – FOR IMMEDIATE RELEASE
Canadian Natural held its Annual General Meeting of the Shareholders on May 7, 2020. The result of the vote by shareholders for each resolution is reported below.

1. The election of the following nominees as directors of the Corporation for the ensuing year or until their successors are elected or appointed.
	Votes For	Votes Withheld
Catherine M. Best	788,532,428 87.73%	110,261,360 12.27%
M. Elizabeth Cannon	893,379,817 99.40%	5,413,971 0.60%
N. Murray Edwards	873,463,424 97.18%	25,330,364 2.82%
Christopher L. Fong	890,020,896 99.02%	8,772,892 0.98%
Ambassador Gordon D. Giffin	864,334,980 96.17%	34,458,808 3.83%
Wilfred A. Gobert	874,765,526 97.33%	24,028,262 2.67%
Steve W. Laut	869,842,440 96.78%	28,951,348 3.22%
Tim S. McKay	889,314,228 98.95%	9,479,560 1.05%
Honourable Frank J. McKenna	851,786,161 94.77%	47,007,627 5.23%
David A. Tuer	865,774,577 96.33%	33,019,211 3.67%
Annette M. Verschuren	883,290,837 98.28%	15,502,951 1.72%

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com

	Votes For	Votes Withheld
2. The appointment of PricewaterhouseCoopers LLP as auditors of the Corporation for the ensuing year and to authorize the Audit Committee of the Board of Directors to fix their remuneration.	893,573,190 98.10%	17,334,579 1.90%
	Votes For	Votes Against
3. On an advisory basis, approval of the Corporation’s approach to executive compensation.	852,170,927 94.81%	46,658,121 5.19%
Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 - 2nd Street S.W. Calgary, Alberta, T2P4J8 Phone: 403-514-7777 Email: ir@cnrl.com www.cnrl.com

TIM S. MCKAY
President
MARK A. STAINTHORPE
Chief Financial Officer and Senior Vice-President, Finance
JASON M. POPKO
Manager, Investor Relations
Trading Symbol - CNQ
Toronto Stock Exchange
New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com